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                                               Filed Pursuant to Rule: 424(b)(3)
                                               Registration No.: 333-103380


[LOGO]
                       SIZELER PROPERTY INVESTORS, INC.

             DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

                       2,000,000 Shares of Common Stock

   With this prospectus we are offering our common stock through our Direct Stock Purchase and Dividend Reinvestment Plan. The plan is a convenient and economical way for our stockholders and other interested investors to purchase our common stock and to reinvest all or part of their cash dividends in additional shares of common stock.

   Some of the significant features of the plan are:

  . You may participate in the plan if you own shares of our common stock. If you do not own any of our common stock, you may be able to make your initial investment in our common stock through the plan with a minimum initial investment of $500 and a maximum of $10,000.

  . You may purchase additional shares of common stock by automatically reinvesting some or all of your cash dividends on our stock.

  . You may also purchase additional shares of our common stock by making optional cash investments of $50 to $10,000 per month. Optional cash investments in excess of $10,000 may be made with permission of the Company.

  . Initially we will offer no discount. We reserve the right, at any time and in our sole discretion, to offer a limited discount for some or all of the shares purchased under the plan. If we offer a discount, we may also discontinue or modify the discount at any time.

  . You can decide whether or not to participate in the plan, and you may terminate your participation at any time. If you do not choose to participate in the plan, you will continue to receive cash dividends, as declared, in the usual manner.


   Our common stock is traded on the New York Stock Exchange under the symbol "SIZ". The closing price of our common stock on March 20, 2003 was $9.14 per share.


 Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
          SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
              SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY
                 OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.


                The date of this prospectus is March 25, 2003.


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                              SUMMARY OF THE PLAN

   The following summary of our Direct Stock Purchase and Dividend Reinvestment Plan may omit information that may be important to you. You should carefully read the entire text of the plan contained in this prospectus before you decide to participate in the plan. This plan supersedes our existing Direct Stock Purchase and Dividend Reinvestment Plan in its entirety.




Effective Date..............  The effective date for this Direct Stock Purchase and Dividend Reinvestment Plan is May 1, 2003. All purchases made pursuant to initial investments, optional cash investments and through the reinvestment of dividends on or after May 1, 2003 will be governed by the terms of this plan.


Enrollment..................  If you already participate in our existing Direct
                              Stock Purchase and Dividend Reinvestment Plan, you will be automatically enrolled in the new plan. Otherwise, existing stockholders can participate in the plan by submitting a completed authorization form. You may obtain an authorization form from the plan's administrator, The Bank of New York. You may participate directly in the plan only if you hold our stock in your own name or upon making an initial purchase. If you hold shares through a brokerage or other account, you may arrange to have your broker or other custodian participate on your behalf.

Initial Investment..........  If you do not own any shares of our common stock, you may be able to participate in the plan by submitting an executed authorization form and by making an initial investment in our common stock through the plan. The minimum initial investment is $500 and the maximum initial investment is $10,000. An initial cash investment in excess of $10,000 may be made with our permission pursuant to a request for waiver.

Reinvestment of Dividends...  You can reinvest your cash dividends on all or a portion of your shares of common stock toward the purchase of additional shares of common stock. The reinvestment of cash dividends in additional shares of common stock is not subject to a maximum limit.

Optional Cash Investments...  After you enroll in the plan, you can buy additional shares of common stock with optional cash investments. You can invest a minimum of $50 up to a maximum of $10,000 in any one month. Cash investments in excess of $10,000 per month may be made with our permission pursuant to a request for waiver. Optional cash investments of less than $50 and that portion of any optional cash investment that exceeds $10,000, unless the limit has been waived, will be returned to you without interest.

Source of Shares............  The administrator of the plan will purchase shares of common stock in one of the following ways:

                             . directly from us as newly issued shares of common stock; or

                             . from parties other than us, either in the open market or other negotiated transactions.

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Purchase Price..............  The price of shares of common stock you acquire through the plan as a result of the reinvestment of dividends or optional cash investments will be
                              (i) the average of the high and low sales prices reported by the New York Stock Exchange on the purchase date for shares purchased directly from us, or (ii) the average price per share paid by the plan administrator for shares of common stock purchased in open market or privately negotiated transactions plus any brokerage commissions. Shares purchased pursuant to a request for waiver are also subject to a threshold price provision, as described below.

                              All share purchases will be subject to a transaction fee equal to 5% of the purchase price of any shares bought under the plan. The maximum amount of this transaction fee is $3.00.

Discounts...................  We may, in our sole discretion, establish a discount of 0% to 3% from the current market price for shares of common stock purchased through the plan. This discount may apply to reinvested dividends, optional cash investments or any combination thereof as we may determine from time to time.

Request for Waiver..........  We have sole discretion to grant any approval for optional cash investments in excess of $10,000. There is no general limit on maximum amount of optional cash investments or number of shares which can be purchased pursuant to a request for waiver, However, if requests for waiver are submitted for any investment date for an aggregate amount in excess of the amount we are then willing to accept, we may honor such requests in order of receipt, pro rata or by any other method that we determine is appropriate.

                              In addition, we may, in our sole discretion, establish a threshold price for each optional cash investment in excess of $10,000 that we approve pursuant to a request for waiver. The threshold price will be the minimum price applicable to purchases of common stock for a particular investment.

Tracking Your Investment....  You will receive periodic statements of the transactions made in your plan account. These statements will provide you with details of the transactions and will indicate the share balance in your plan account.

Administration..............  The Bank of New York will serve as the administrator of the plan. If you are currently a stockholder, you should contact the administrator at:

                              The Bank of New York
                              P.O. Box 11258
                              Church Street Station
                              New York, New York 12086-1258
                              (800) 524-4458
                              www.stockbny.com

Initial Purchase of Stock by
  Non-Stockholders..........  Investors who are not otherwise stockholders who wish to participate in the plan should contact Shareholder Communications, Inc. by telephone at
                              (800) 286-9178 or investors may access Net Stock Direct on the world wide web at www.netstock.com.

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                             ABOUT THIS PROSPECTUS

   You should read this prospectus carefully. This prospectus contains information you should consider when making an investment decision. You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy any securities to any person in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form S-3 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold through our Direct Stock Purchase and Dividend Reinvestment Plan. As permitted by the SEC's rules and regulations, this prospectus does not contain all the information set forth in the registration statement. For further information regarding our company and the shares of common stock to be sold in this offering, please refer to the registration statement and the contracts, agreements and other documents filed as exhibits to the registration statement. Additionally, we file annual, quarterly and special reports, proxy statements and other information with the SEC.

   You may read and copy all or any portion of the registration statement or any other materials that we file with the SEC at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois, and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC's website (www.sec.gov). We also have a website (www.sizeler.net) through which you may access our SEC filings. Please note that our website contains various financial data and analysis computed or prepared by third parties and that we may not have verified and confirmed the accuracy of all such data. Therefore, we disclaim all responsibility for its accuracy. In addition, you may look at our SEC filings at the offices of the New York Stock Exchange, Inc, which is located at 20 Broad Street, New York, New York 10005. Our SEC filings are available at the NYSE because our common stock is listed and traded on the NYSE under the symbol "SIZ".

   Information contained on our website is not part of this prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate by reference" the information contained in documents that we file with them: that means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

   We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until we sell all of the securities.

  .   Our Annual Report on Form 10-K for the year ended December 31, 2001.

  . Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.

  . Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002.

  . Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002.

  .   Our Current Report on Form 8-K dated May 8, 2002.

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  .   Our Registration Statement on Form 8-A as filed with the SEC on August
      26, 1998.

  . Our Registration Statement on Form 8-A/A as filed with the SEC on December 18, 2001.

   You may request a free copy of these filings (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address and telephone number:

                       Sizeler Property Investors, Inc.
                      Attention: Chief Financial Officer
                           2542 Williams Boulevard,
                            Kenner, Louisiana 70062
                                (504) 471-6200

                    ABOUT SIZELER PROPERTY INVESTORS, INC.

   We are a self-administered and self-managed equity real estate investment trust that invests in income-producing shopping centers and apartment communities in the Gulf Coast region of the southeastern United States. We are a self-administered REIT in that we provide our own investment and administrative services internally through our own employees. We are also self-managed as we internally provide, through a wholly-owned subsidiary, the management, leasing and development services that our properties require. Our investment objective is to acquire and develop quality properties at attractive initial yields with potential for future growth in cash flows. As of December 31, 2002, our existing retail shopping center portfolio consisted of 15 properties containing approximately 2.6 million square feet of gross leasable area, composed of three enclosed regional shopping malls, three power shopping centers and nine community shopping centers, located in Florida and Louisiana. Our apartment portfolio consisted of 16 properties, two under construction containing 350 units and 14 properties containing approximately 3,400 units located in Florida, Alabama and Louisiana. As of December 31, 2002, our retail and apartment properties were approximately 94% and 92% leased, respectively. Our principal executive offices are located at 2542 Williams Boulevard, Kenner, Louisiana 70062. Our telephone number is (504) 471-6200.

                                 RISK FACTORS

   Before you decide to purchase our securities, you should consider carefully the risks described below, together with the information provided in the other parts of this prospectus. From time to time, we may make forward-looking statements (within the meaning of Section 27A of the Securities Act and Section 21F of the Exchange Act) in documents filed under the Securities Act, the Exchange Act, press releases or other public statements. If we make forward-looking statements, we assume no obligation to update forward-looking statements. Stockholders should not place undo reliance on forward-looking statements as they involve numerous risks and uncertainties that could cause actual results to differ materially from the results stated or implied in the forward-looking statements. In addition to specific factors that may be disclosed simultaneously with any forward-looking statement, some of the factors related to us and our businesses that could cause actual results to differ materially from a forward-looking statement are set forth below.

Real Estate Industry Risks

   We face risks associated with local real estate conditions in areas where we own properties. We may be affected adversely by general economic conditions and local real estate conditions. For example, an oversupply of retail space or apartments in a local area or a decline in the attractiveness of our properties to shoppers, residents or tenants would have a negative effect on us.

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   Other factors that may affect general economic conditions or local real estate conditions include:

  .   population and demographic trends;

  .   employment and personal income trends;

  .   income tax laws;

  .   changes in interest rates and availability and costs of financing;

  .   construction costs; and

  .   weather conditions that may increase or decrease energy costs.

   We may be unable to compete with our larger competitors and other alternatives available to tenants or potential tenants of our properties. The real estate business is highly competitive. We compete for interests in properties with other real estate investors and purchasers, many of whom have greater financial resources, revenues, and geographical diversity than we have. Furthermore, we compete for tenants with other property owners. All of our shopping center and apartment properties are subject to significant local competition. We also compete with a wide variety of institutions and other investors for capital funds necessary to support our investment activities and asset growth. Our apartment portfolio competes with providers of other forms of housing, such as single-family housing. Competition from single-family housing increases when lower interest rates make mortgages more affordable.

   We are subject to significant regulation that inhibits our activities. Local zoning and use laws, environmental statutes and other governmental requirements restrict our expansion, rehabilitation and reconstruction activities. These regulations may prevent us from taking advantage of economic opportunities. Legislation such as the Americans with Disabilities Act may require us to modify our properties. Future legislation may impose additional requirements. We cannot predict what requirements may be enacted or what changes may be implemented to existing legislation.

Risks Associated with Our Properties

   We may be unable to renew leases or relet space as leases expire. When a lease expires, a tenant may refuse to renew it. We may not be able to relet the property on similar terms, if we are able to relet the property at all. With respect to our shopping center properties, or inability to renew a lease of space to an anchor tenant, or relet the space quickly to another anchor tenant, could have a material adverse effect on the shopping center. We have established an annual budget for renovation and reletting expenses that we believe is reasonable in light of each property's operating history and local market characteristics. This budget, however, may not be sufficient to cover these expenses.

   A reduction in consumer confidence may result in lower revenues at our shopping centers. According to press reports, retail sales in the United States for the December 2002 holiday season were generally lower than in 2001, and the University of Michigan's preliminary index of consumer sentiment for February 2003 dropped to its lowest level since September 1993. Commentators have attributed these declines to increasing unemployment, losses in the stock markets, reduced capital investment by business and uncertainty and fears involving the possibility of U.S. participation in armed conflict in the Middle East and threats of terrorism. Whatever the causes, a decline in consumer spending may result in lower rent rates, lower rent receipts under leases providing for additional rents as a percentage of the tenant sales over a stated annual amount, and lower occupancy rates.

   We have been and may continue to be affected negatively by tenant bankruptcies and leasing delays. At any time, a shopping center tenant may experience a downturn in its business that may weaken its financial condition. Similarly, a general decline in the economy may result in a decline in the demand for apartments. As a result, our commercial and residential tenants may delay lease commencement, fail to make rental payments when due, or declare bankruptcy. Any such event could result in the termination of that tenant's lease and material losses to us.

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   We receive a substantial portion of our shopping center income as rents under long-term leases. If retail tenants are unable to comply with the terms of their leases because of rising costs or falling sales, we may deem it advisable to modify lease terms to allow tenants to pay a lower rental or a smaller share of operating costs, taxes and insurance.

   Development and construction risks could impact our profitability. We intend to continue to develop and construct apartment communities and shopping centers. Development activities may be conducted through wholly-owned affiliated companies or through joint ventures with unaffiliated parties. Our development and construction activities may be exposed to the following risks:

  . we may be unable to obtain, or face delays in obtaining, necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations, which could result in increased development costs;

  . we may incur construction costs for a property that exceed original estimates due to increased materials, labor or other costs, which could make completion of the property uneconomical, and we may not be able to increase rents to compensate for the increase in construction costs;

  . we may abandon development opportunities that we have already begun to explore, and we may fail to recover expenses already incurred in connection with exploring those opportunities;

  . we may be unable to complete construction and lease-up of a property on schedule and meet financial goals for development projects;

  . because occupancy rates and rents at a newly developed property may fluctuate depending on a number of factors, including market and economic conditions, we may be unable to meet our profitability goals for that property; and

  . construction costs have been increasing in our existing markets, and may continue to increase in the future and, in some cases, the costs of upgrading existing or newly acquired properties have exceeded, and may continue to exceed, original estimates and we may be unable to charge rents that would compensate for these increases in costs.

   Coverage under our existing insurance policies may be inadequate to cover losses. We generally maintain insurance policies related to our business, including casualty, general liability and other policies covering our business operations, employees and assets. However, we would be required to bear all losses that are not adequately covered by insurance. Although we believe that our insurance programs are adequate, we cannot assure you that we will not incur losses in excess of our insurance coverage, or that we will be able to obtain insurance in the future at acceptable levels and reasonable cost.

   We face risks due to lack of geographic diversity. All of our properties are located in Louisiana, Florida and Alabama. A downturn in general economic conditions and local real estate conditions in these geographic regions would have an adverse effect on us.

   We face possible environmental liabilities. Current and former real estate owners and operators may be required by law to investigate and clean up hazardous substances released at the properties they own or operate. They may also be liable to the government or to third parties for substantial property damage, investigation costs and cleanup costs. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs the government incurs in connection with the contamination. Contamination may affect adversely the owner's ability to sell or lease real estate or to borrow using the real estate as collateral.

   We have no way of determining at this time the magnitude of any potential liability to which we may be subject arising out of unknown environmental conditions or violations with respect to the properties we formerly owned. Environmental laws today can impose liability on a previous owner or operator of a property that owned or operated the property at a time when hazardous or toxic substances were disposed of, or released from, the property. A conveyance of the property, therefore, does not relieve the owner or operator from liability.

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   We are not aware of any environmental liabilities relating to our investment properties that would have a material adverse effect on our business, assets, or results of operations. However, we cannot assure you that environmental liabilities will not arise in the future.

Financing Risks

   We face risks generally associated with our debt. We finance a portion of our investments in real estate through debt. Although we have never missed a required payment of principal or interest or otherwise defaulted on a required payment related to our indebtedness, this debt creates risks, including:

  .   rising interest rates on our floating rate debt;

  . failure to repay or refinance existing debt as it matures, including our outstanding convertible debentures, which may result in forced disposition of properties on disadvantageous terms;

  .   refinancing terms less favorable than the terms of existing debt; and

  .   failure to meet required payments of principal and interest.

   We may amend our business policies without your approval. Our Board of Directors determines our growth, investment, financing, capitalization, borrowing, REIT status, operating and distribution policies. Although the Board of Directors has no present intention to amend or revise any of these policies, these policies may be amended or revised without notice to stockholders. Accordingly, stockholders may not have control over changes in our policies. We cannot assure you that changes in our policies will serve fully the interests of all stockholders.

Other Risks

   The market value of our common stock could decrease based on our performance and market perception and conditions. The market value of our common stock may be based primarily upon the market's perception of our growth potential and current and future cash dividends, and may be secondarily based upon the real estate market value of our underlying assets. The market price of our common stock is influenced by the dividend on our common stock relative to market interest rates. Rising interest rates may lead potential buyers of our common stock to expect a higher dividend rate, which would adversely affect the market price of our common stock. In addition, rising interest rates would result in increased expense, thereby adversely affecting cash flow and our ability to service our indebtedness and pay dividends.

   We are subject to restrictions that may impede our ability to effect a change in control. Certain provisions contained in our Charter and Bylaws, our Shareholder Rights Agreement, certain provisions of Maryland law and severance agreements with certain of our executive officers may have the effect of discouraging a third party from making an acquisition proposal for us and thereby inhibit a change in control. These provisions include the following:

  . Our Charter provides for three classes of directors with the term of office of one class expiring each year, commonly referred to as a "staggered board." By preventing stockholders from voting on the election of more than one class of directors at any annual meeting of stockholders, this provision may have the effect of keeping the current members of our Board of Directors in control for a longer period of time than stockholders may desire.

  . Our Charter generally limits any holder from acquiring 9.9% or more (in value or in number, whichever is more restrictive) of the value or number of our outstanding equity stock (defined as all of our classes of capital stock, except our excess stock). While this provision is intended to assure our ability to remain a qualified REIT for federal income tax purposes, the ownership limit may also limit the opportunity for stockholders to receive a premium for their shares of common stock that might otherwise exist if an investor were attempting to assemble a block of shares in excess of 9.9% of the outstanding shares of equity stock or otherwise effect a change in control.

  . In August 1998, our Board of Directors adopted a shareholder rights plan, which replaced an earlier shareholder rights plan which had been in effect for approximately 10 years. Under the terms of the plan, we declared a dividend of rights on our common stock. The rights issued under the plan will be triggered, with certain exceptions, if and when any person or group acquires, or commences a tender offer to acquire, 15% or more of our shares. The rights plan is intended to prevent abusive hostile takeover attempts by requiring a potential acquiror to negotiate the terms with our Board of Directors. However, it could have the effect of deterring or preventing our acquisition, even if a majority of our stockholders were in favor of such acquisition, and could have the effect of making it more difficult for a person or group to gain control of us or to change existing management.

  . We have entered into agreements with certain of our executives providing for the payment of money to these executives upon the occurrence of a change of control of us as defined in these agreements. If, within 24 months following a change of control, we terminate the executive's employment other than for cause, or if the executive elects to terminate his employment with us for reasons specified in the agreement, we will make a severance payment equal to three times the executive's base salary, together with the executive's bonus, and medical and other benefits. Our executives' deferred compensation plans provide accelerated vesting of deferred compensation upon a change of control. These agreements may deter changes of control of us because of the increased cost for a third party to acquire our control.

   We may fail to qualify as a REIT. If we fail to qualify as a REIT, we will not be allowed to deduct distributions to stockholders in computing our taxable income and we will be subject to federal income tax, including any applicable alternative minimum tax, at regular corporate rates. In addition, we might be barred from qualification as a REIT for the four years following disqualification. The additional tax incurred at regular corporate rates would reduce significantly the cash flow available for distribution to stockholders and for debt service.

   Furthermore, we would no longer be required by the Internal Revenue Code of 1986, as amended (the "Code") to make any distributions to our stockholders as a condition to REIT qualification. Any distributions to stockholders that otherwise would have been subject to tax as capital gain dividends would be taxable as ordinary income to the extent of our current and accumulated earnings and profits. Corporate distributees, however, may be eligible for the dividends received deduction on the distributions, subject to limitations under the Code.

   To qualify as a REIT, we must comply with certain highly technical and complex requirements. We cannot be certain we have complied with these requirements because there are few judicial and administrative interpretations of these provisions. In addition, facts and circumstances that may be beyond our control may affect our ability to qualify as a REIT. We cannot assure you that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to our qualification as a REIT or with respect to the federal income tax consequences of qualification. We believe that we have qualified as a REIT since our inception and intend to continue to qualify as a REIT. However, we cannot assure you that we are qualified or will remain qualified.

   We may be unable to comply with the strict income distribution requirements applicable to REITs. To obtain the favorable tax treatment associated with qualifying as a REIT, among other requirements, we are required each year to distribute to our stockholders at least 90% of our REIT taxable income. We will be subject to corporate income tax on any undistributed REIT taxable income. In addition, we will incur a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than the sum of (i) 95% of our ordinary income for the year, (ii) 95% of our capital gain net income for the year, and (iii) any undistributed taxable income from prior years. We could be required to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT (and avoid corporate income tax and the 4% excise tax), even if conditions were not favorable for borrowing. As of this date, we have not needed to incur such borrowings.

   Notwithstanding our status as a REIT, we are subject to various federal, state, local and foreign taxes on our income and property. For example, we will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains, provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the stockholder level. We may be subject to other federal income taxes and we may also have to pay some state income or franchise taxes because not all states treat REITs in the same manner as they are treated for federal income tax purposes.

               TERMS AND CONDITIONS OF THE DIRECT STOCK PURCHASE
                        AND DIVIDEND REINVESTMENT PLAN

   The following questions and answers constitute our Direct Stock Purchase and Dividend Reinvestment Plan and explain how it works. If you are a stockholder and do not participate in this plan, you will continue to receive cash dividends in the usual manner, as we declare and pay them. In the plan, we refer to our current stockholders and new investors who participate in this plan as "participants."

   1. What is the purpose of the plan? The purpose of the plan is to provide our stockholders and other investors with a convenient and economical way to purchase shares of common stock and to systematically build their investment through automatic dividend reinvestment and optional cash investments. This plan is primarily intended to benefit long-term investors, and not individuals or institutions who engage in short-term trading activities that could cause aberrations in the trading of our common stock. We may modify, suspend or terminate participation in this plan by otherwise eligible persons in order to eliminate practices that are inconsistent with the purposes of this plan.

   2. What options are available under the plan? The plan enables you to have all or part of your common stock dividends automatically reinvested in additional shares of our common stock. Even if you do not reinvest dividends, you may make additional cash purchases of common stock subject to a minimum investment of $50 and a maximum investment of $10,000 per month. Interested investors that are not our stockholders may make an initial cash investment in common stock of not less than $500 and not more than $10,000. In certain instances, however, we may permit greater optional cash investments. See Questions 24 and 25 regarding optional cash investments and requests for waivers. Please refer to Question 32 for details regarding any fees that you may be required to pay under the plan.

   3. Who will administer the plan? The Bank of New York, which also serves as the transfer agent, registrar and dividend paying agent for our common stock, will administer the plan, purchase and hold shares of common stock acquired under the plan, keep records, send statements of account activity and perform other duties related to the plan. You may contact the plan administrator by writing to:

      The Bank of New York
      P.O. Box 11258
      Church Street Station
      New York, New York 10286-1258

   For transfers, sales, withdrawals or optional cash investments, complete and mail instructions appearing on the bottom portion of the authorization form to:

      The Bank of New York
      Dividend Reinvestment Department
      P. O. Box 1958
      Newark, New Jersey 07101-9774
or by telephoning the Stockholder Customer Service Help Line as follows:

      Automated Stockholder Customer Service: (800) 524-4458
      Available 24 hours a day, seven days a week.

      Customer Service Representatives: (800) 524-4458
      Available 8:00 a.m.--8:00 p.m., EST, each business day.

      Non-Stockholders Requesting Plan Materials: (800) 727-7033
      Available 24 hours a day, seven days a week.

   You may also use the Internet address: http://www.stockbny.com or the E-mail address: shareowner-svcs@bankofny.com.

   4.  What are the advantages of the plan?

  . The plan provides you the opportunity to automatically reinvest cash dividends on all or a portion of your common stock in additional shares of our common stock. You will not pay any brokerage commissions on newly issued shares that the plan administrator buys directly from us (although you will be charged a brokerage commission for shares purchased from third parties, either in open market or privately negotiated transactions).

  . If you are an eligible stockholder, you may purchase additional shares of common stock pursuant to optional cash investments of not less than $50 and not more than $10,000 per month (except with our consent pursuant to a request for waiver). You may make these optional cash investments on a regular or occasional basis by check, money order or electronic fund transfer. You may make optional cash investments even if dividends on your shares are not being reinvested under the plan.

  . If you are not presently one of our stockholders, you may participate in the plan by making an initial cash investment of not less than $500 and not more than $10,000 (except with our consent pursuant to a request for waiver).

  . Your share certificates will be held for safekeeping by the plan administrator ensuring your protection against loss, theft or destruction of the certificates representing your common stock. You may also submit for safekeeping certificates held by you and registered in your name.

  . We will send you periodic statements reflecting all current activity in your plan account, including purchases, sales and latest balances. This will simplify your record keeping if you are a registered holder.

   5.  What are the disadvantages of the plan?

  . If you reinvest cash dividends, you will be treated for federal income tax purposes as having received a dividend on the dividend payment date. This dividend may give rise to a liability for the payment of income tax without providing you with immediate cash to pay such tax when it becomes due.

  . You will not know the actual number of shares purchased under the plan until the date of the purchases.

  . The purchase or sales price per share will be an average price and, therefore, may exceed the price at which shares are trading on the date when the shares are issued or sold.

  . No interest will be paid on funds held by us pending reinvestment or investment.

  . Shares deposited in an account may not be pledged until the shares are withdrawn from the plan.

  . We may not grant a market discount with respect to shares acquired under the plan. If, in the future, we grant a discount for shares purchased under the plan in any month, we may not continue a discount or the same discount in subsequent months. Each month, we may lower or eliminate a discount without prior notice to you. We may also, without prior notice to you, change our determination as to whether common stock will be purchased by the plan administrator directly from us or in the open market or in privately negotiated transactions from third parties.

   6. Who is eligible to participate? All stockholders are eligible to participate in the plan. If you are a stockholder and your shares of common stock are registered in a name other than your own (e.g. in the name of a broker, bank or nominee) and you want to participate, you may either make appropriate arrangements for your broker, bank or other nominee to participate in the plan on your behalf or you may become a stockholder of record by having a part or all of your shares of common stock transferred to your name.

   In addition, if you are an interested investor, but not yet a stockholder, you may be able to participate in the plan by making an initial cash investment in common stock of not less than $500 or more than $10,000 unless granted a request for waiver.

   We reserve the right to exclude from participation in this plan persons who utilize the plan to engage in short-term trading activities that cause aberrations in the trading volume of the common stock.

   7. How does a stockholder or any other interested investor enroll in the plan? This plan supersedes our existing Direct Stock Purchase and Dividend Reinvestment Plan in its entirety, however, if you already participate in the existing Sizeler Direct Stock Purchase and Dividend Reinvestment Plan, you will be automatically enrolled in the new plan. Existing stockholders of record that are not participants in the old plan may enroll in the automatic dividend reinvestment feature of the plan at any time by completing and returning to us or the plan administrator the prescribed authorization form, indicating your election to participate in specified portions of the plan. For your convenience, the authorization form and all account statements have tear-off instructions that can be filled out with respect to any certificate issuance, sale, purchase, termination or certificate deposit instructions you wish to effect. Upon enrollment, the reinvestment of dividends will commence with dividends paid on the next dividend payment date. These dates usually occur in the first week of March, June, September and December.

   Dividends are paid as and when declared by our Board of Directors. We can give you no assurance as to the declaration or payment of a dividend, and nothing contained in the plan obligates us to declare any dividend on common stock. The plan does not represent a guarantee of future dividends.

   Also, if you are an existing stockholder of record, you can make optional cash investments by completing and returning to the plan administrator the authorization form and a check or money order for any amount not less than $50 and not more than $10,000. Checks and money orders should be made payable to the order of "Sizeler Property Investors, Inc. Direct Stock Purchase and Dividend Reinvestment Plan" and sent directly to the plan administrator at either address set forth in Question 3 above. Third party checks and checks not drawn on a United States bank and payable in United States funds will not be accepted and will be returned to sender. In the event a check sent to the plan administrator is not honored for any reason, including but not limited to insufficient funds, the plan administrator reserves the right to sell shares from a participant's account to recover the amount owed to the plan administrator plus a $20.00 processing fee. Each statement sent to you will include a form to accompany subsequent optional cash investments you may wish to make in any amount not less than $50 and not more than $10,000 per month (unless a request for waiver has been granted).

   Investors that are not presently our stockholders may also enroll in the plan by completing and signing an authorization form and returning it to the plan administrator together with a check or money order payable to "Sizeler Property Investors, Inc. Direct Stock Purchase and Dividend Reinvestment Plan" in an amount not less than $500, but not more than $10,000 (unless a request for waiver has been granted). Upon acceptance of such initial cash investment and completed authorization form, you will become a participant under the plan. Please refer to Question 32 for details regarding any fees that you may be required to pay under the plan.

   Following an initial cash investment, you may make additional optional cash payments by check, money order or automatic monthly deduction from a designated bank account. Cash investments payable by automatic monthly deduction from a designated bank account will be drawn on the 25/th/ day of each month (or if such date is not a business day on the immediately preceding business day) and will be invested in shares of common stock on the next purchase date.

   If you are a beneficial owner of common stock whose shares are registered in names other than your own (for example, in the name of a bank, broker, nominee or other record holder), you may participate in the plan by either arranging for participation with the bank, broker, nominee or other record holder or by having your shares of common stock transferred into your own name. Although the common stock is not registered in their own names, we may permit participants in our employee benefits plan to participate in the plan on such terms and conditions as we may from time to time establish for such purposes. We reserve the right to refuse to permit a bank, broker, nominee or other record holder to participate in the plan if the terms of participation would in our judgment result in excessive cost or burden to us or endanger our status as a REIT. We reserve the right to exclude from participation in the plan or modify, suspend or terminate participation in the plan by otherwise eligible persons in order to eliminate practices which are not consistent with the purposes of the plan, including but not limited to, utilization of the plan to engage in short-term trading activities that could cause aberrations in the composite trading volume or price of the common stock.

   You can change your instructions at any time by sending a new authorization form to the plan administrator at either address set forth in Question 3 above. Any instruction changes must be received by the plan administrator on or before the record date for that dividend. If you choose not to reinvest your dividends, the plan administrator will remit any dividends directly to you.

   8. When will dividends and optional cash investments be invested in shares of common stock? If we are using newly issued shares of common stock, dividends will be reinvested on the same day as we pay our cash dividends to stockholders not participating in the plan. The administrator will invest all optional cash investments on the last business day of each month. Each of these dates is referred to as a "purchase date".

   If shares are being acquired for the plan through open market or privately negotiated transactions, all dividends and option cash investments will be applied to the purchase of common stock pursuant to the plan as soon as practicable on or after the applicable purchase date. The administrator may commence open market or privately negotiated purchases of common stock for this purpose before the applicable purchase date.

   Optional cash investments, including initial cash investments must be received by the plan administrator at least one business day prior to such purchase date, except to the extent that applicable law may require the curtailment or suspension of or otherwise limit purchases of common stock. Any funds received after the deadline will be invested with the next monthly investment. No interest will be paid on any funds held by the plan administrator between purchase dates. Accordingly, participants are urged to time their investments so that they will be received shortly before, but not after, the regular purchase dates or to enroll in the automatic funds transfer option which assures the most timely transfer of funds to the plan administrator.

   Unless otherwise directed by the plan administrator, purchases and sales will be made through BNY Brokerage Inc., a full service brokerage and wholly-owned subsidiary of The Bank of New York Company, Inc. You will not pay any brokerage commissions on newly issued shares bought directly from us, although you will be charged a brokerage commission on shares purchased from third parties either on the open market or through negotiated transactions, as well as all sales under the plan. See Question 32 below.

   9. At what price will shares be purchased? The plan administrator may purchase shares of our common stock directly from us or in open market or privately negotiated transactions. The price of shares purchased directly from us as a result of the reinvestment of dividends or optional cash investments will be the average of the high and low sales prices reported by the New York Stock Exchange for the purchase date, or if no such transactions are reported on such date, then on the next preceding date when such shares of common stock have been sold.

   The price of shares purchased by the plan administrator in open market or privately negotiated transactions as a result of the reinvestment of dividends or optional cash investments will be the average price paid for all shares purchased for the plan, plus any brokerage commissions.

   Shares purchased under the plan will not initially reflect a discount from market price. In the future we may, in our sole discretion, elect to offer shares at a discount. This discount may apply to reinvested dividends, optional cash investments or any combination thereof as we may determine from time to time. See Question 26 for a fuller discussion of the possibility and extent of a discount. Shares purchased pursuant to a request for waiver are also subject to a threshold price provisions, as described in Question 25.

   You should be aware that since investments under the plan are made as of specified dates, you may lose an advantage that otherwise might be available from being able to select the timing of an investment. Neither we nor the plan administrator can assure a profit or protect against a loss on shares of common stock purchased under the plan.

   10. Can I impose restrictions with respect to optional cash investments? Optional cash investments, including initial cash investments will not be accepted by the plan administrator if you impose any restrictions with respect to the number of shares to be purchased, the price at which shares are to be purchased, the timing of a purchase or what your balance will be following a purchase. In addition, the plan administrator cannot purchase shares for you without advance payment, nor can it refund any part of your cash payment unless the plan administrator receives a written request for a refund at least two business days before the applicable purchase date. It is not possible for the plan administrator to tell you in advance how much money to send for the purchase of a full or fractional share because the per share price will not be known until the shares are purchased.

   11. Will fractional shares be purchased? If any dividend or optional cash investment is not sufficient to purchase a whole share of common stock, a fractional share equivalent will be credited to your account and will earn a proportionate share of future dividends. All fractional shares are rounded to four decimal places. See Question 13 below.

   12. Will interest be paid on plan accounts? No interest will be paid on any funds held by the plan administrator in a plan account. See Question 8 above.

   13. Will certificates be issued for share purchases? Shares purchased and held under the plan will be held in safekeeping by the plan administrator in its name or the name of its nominee. The number of shares (including fractional interests) held for you will be shown on each account statement. You may obtain certificates for shares purchased under the plan by notifying plan administrator to that effect via the tear-off sheets on each account statement and on the authorization form. In no event will certificates for fractional shares of common stock be issued. Instead, the market value of any fractional shares will be paid in cash to a stockholder if you request a certificate for all of your noncertificated shares of common stock.

   14. Can I draw checks or drafts against shares? You have no right to draw checks or drafts against the shares of common stock held in your account. If you wish to pledge or assign any shares you must terminate the account to the extent of those shares of common stock you intend to pledge or assign.

   15.  Can I add shares of common stock to my account by transferring stock
certificates that I possess?   At the time of enrollment in the plan or at any
later time, you may use the plan's share certificate safekeeping service to deposit any common stock certificates in your possession with the plan administrator. By using the plan's share safekeeping service, you no longer bear the risk associated with the loss, theft or destruction of stock certificates. If you wish to deposit your common stock certificates with the plan administrator you must mail your written request and your certificates to plan administrator. The certificates should not be endorsed. It is recommended that when mailing certificates to the plan administrator, you should use registered, insured mail.

   You may withdraw shares deposited for safekeeping by submitting a written request to the plan administrator.

   16. Can I sell shares held under the plan? Yes. You may instruct plan administrator to sell any or all shares held in the plan by completing and signing the tear-off portion of the authorization form or account statement and mailing it to plan administrator at the address set forth in Question 3 above. Please be certain that all persons registered as account participants sign the instruction form. You may also call the plan administrator's toll-free number with your instructions.

   As with purchases, the plan administrator aggregates all requests to sell shares, then sells the total share amount on the open market through BNY Brokerage, Inc. The selling price will not be known until the sale is completed. The proceeds of the sale will be sent by check to you following the sale. You will be responsible for any and all service fees and brokerage commissions incurred in connection with any such sale. Please refer to Question 32 for details regarding any fees that you may be required to pay under the plan.

   You should be aware that the common stock price may fall during the period between a request for sale, its receipt by the plan administrator and the ultimate sale on the open market. Instructions sent to the plan administrator to sell shares are binding upon participants and may not be rescinded.

   17. How will my shares be voted? You will vote all common stock credited to your account. If on the record date for a meeting of stockholders there are shares of common stock credited to your account, you will be sent the proxy material for the meeting and a proxy covering all of your common stock, including shares of common stock credited to your plan account. If you return an executed proxy to the plan administrator, the common stock will be voted as directed with respect to all of your shares of common stock (including any fractional shares), or you may vote all of the common stock in person at the meeting. In the absence of any such direction or attendance at the meeting, your common stock will not be voted by the plan administrator.

   18. What happens if the Company issues a stock dividend or declares a stock split or rights offering? Any dividends of common stock resulting from stock splits, stock dividends or a rights offering will be automatically credited to your plan account. Transaction processing may be curtailed or suspended until the completion of any stock dividend, stock split or rights offering.

   19. How may participation in the plan be modified or terminated? You may modify participation in the dividend reinvestment portion of the plan by notifying the plan administrator in writing of the increased or decreased number of shares of common stock with which you wish to participate. By notifying the plan administrator in writing, you may also request that (i) the plan administrator send all future dividends to you by check and continue to hold your shares in the plan account or (ii) the plan administrator discontinue any automatic withdrawals of funds and purchase of shares.

   You may terminate participation in the dividend reinvestment portion of the plan at any time by notifying the plan administrator in writing to that effect. Any notice is effective only upon receipt. If such notice is received by the plan administrator before any record date for dividend payment, the plan administrator will modify or terminate the reinvestment of your dividends under the plan as of that dividend payment date. A service charge of $5.00 will be charged by the plan administrator and deducted from your account in the event of termination by you of your participation in the plan. To reenter the plan after termination, you must complete a new authorization form. The plan administrator may terminate the participation of any account by written notice to you and us. Upon termination of participation in the plan, the plan administrator will send you a certificate for all full shares of common stock held in you plan account and issue you a check for the proceeds from the sale of any fractional share equivalent, as provided herein.

   The plan administrator shall terminate your plan account upon receipt of written notice of your death or adjudication of incompetency; provided, however, in the event of any such notice, the plan administrator shall retain all common stock in your plan account until your legal representative shall have been appointed and furnished proof satisfactory to the plan administrator of the legal representative's right to receive such common stock.

   We reserve the right to modify, suspend or terminate participation in the plan by otherwise eligible persons in order to eliminate practices not consistent with the purposes of the plan, including, but not limited to, utilization of the plan to engage in short-term trading activities that could cause aberrations in the composite trading volume or price of the common stock.

   We reserve the right to modify, suspend or terminate the plan at any time. As a participant, you will be notified of any suspension, termination or significant modification of the plan. We also reserve the right to refuse to permit any broker, bank, nominee or other record holder to participate in the plan if the terms of such participation would in our judgment result in excessive cost or burden to us or endanger our status as a REIT. We reserve the right to interpret and regulate the plan at our discretion.

   20. What are the responsibilities of the Company and the plan administrator under the plan? Neither us, the plan administrator, nor any agent for either of us, in administering the plan, will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability (i) arising out of a failure to terminate your account upon your death or adjudication of incompetency prior to receipt of notice in writing of such death or incompetency; (ii) with respect to the prices at which shares are purchased for your account; or (iii) with respect to the times when purchases are made or fluctuations in the market value of the common stock. Neither us, the plan administrator, nor any agent for either of us shall have any duties, responsibilities or liabilities except such as are expressly set forth in the plan.

   Our obligation to offer, issue or sell our common stock hereunder will be subject to our obtaining any necessary approval, authorization and consent from any regulatory authorities having jurisdiction over the issuance and sale of the common stock. We may elect not to offer or sell our common stock hereunder to stockholders residing in any jurisdiction where, in our sole discretion, the burden or expense of compliance with applicable blue sky or securities laws make that offer or sale impracticable or inadvisable.

   Neither us nor the plan administrator will be liable for any act done in good faith or for any omission to act, in good faith. Neither our directors, officers nor stockholders shall have any personal liability under the plan. Any such limited liability provisions do not extend to violations of the federal securities laws.

   Your risk as a participant is the same as with any other investment in our common stock. You must recognize that neither the Company nor the plan administrator can in any way assure a profit or protect against a loss to you on shares purchased or sold under the plan.

   We take no position on whether current stockholders or other investors should participate in the plan.

   21. What are the federal income tax consequences of participating in the plan? In general, if you enroll in the plan you will have the same federal income tax obligations with respect to reinvested dividends as you would with dividends not reinvested under this plan.

   You will be treated for federal income tax purposes as having received, on each purchase date, a cash distribution equal to the full amount of the cash dividend payable on that date on the shares of common stock held in your account and all other stock that you own. The Internal Revenue Code requires this treatment even though you never actually receive the reinvested dividends in cash because your dividends are used instead to purchase shares of common stock. With respect to shares of common stock purchased from us with reinvested dividends, you will be treated for federal income tax purposes as having received a distribution from us equal to the fair market value on the purchase date of the shares acquired with the reinvested dividends.

   We are a REIT for federal income tax purposes. In general, distributions with respect to your stock will be taxable as ordinary dividend income for federal income tax purposes to the extent made out of our current or accumulated earnings and profits. Distributions in excess of our current or accumulated earnings and profits will be treated for federal income tax purposes as a return of capital. This return of capital would first reduce the tax basis of the common stock to which the distribution is attributable, to the extent of that tax basis, and the excess, if any, of the remaining amount treated as a return of capital over such tax basis would be treated as a gain from the sale of such stock. In the event that we designate a part or all of the amount distributed as a capital gain dividend, the amount so designated should be treated by you as long-term capital gain, even if you have held the stock for less than the long-term holding period.

   The holding period for shares credited to your plan account pursuant to the dividend reinvestment aspect of the plan will begin on the day following the date on which the shares were purchased for your account. The holding period for shares purchased by optional cash payments will begin on the day following the date of purchase. In the case of stockholders whose dividends are subject to United States federal income tax withholding or backup withholding, the plan administrator will reinvest dividends less the amount of tax required to be withheld.

   You are urged to consult with your own tax advisor with respect to federal, state, local and other tax laws applicable to your specific situations. In addition, the tax consequences of participation in the plan by retirement plans differ from those outlined herein for individuals. Because the laws and regulations regarding the federal income tax consequences of retirement plan participation are complex and subject to change, a retirement plan considering such participation should consult with its own retirement plan trustees, custodians or tax advisors for specific information.

   22. When will participation in the plan begin? Participation as to dividend reinvestment will commence with the next purchase date after receipt of the authorization form, provided it is received by the plan administrator on or before the record date for payment of the dividend. Participation as to optional cash investments (subject to the minimum and maximum investment limitations under the plan) will commence with the next purchase date, provided such investments are received at least one business day prior to such purchase date. Should the funds to be invested arrive after the time indicated above and before the next purchase date, such funds will be held without interest until they can be invested on the next purchase date.

   Eligible stockholders and other interested investors may enroll in the plan at any time. Once enrolled, you will remain enrolled until you discontinue participation or until we terminate the plan or your participation in the plan.

   23. What is the source of shares to be purchased under the plan? Shares purchased through the plan will be either newly issued shares purchased directly from us, or, at our discretion, shares purchased by the plan administrator in open market or privately negotiated transactions from third parties, or a combination of those sources. Shares purchased directly from us will consist of authorized but unissued shares of common stock.

   24. How are the optional cash investments made? You may make optional cash investments at any time. The authorization form provides the sole means whereby a broker, bank or other nominee holding shares on behalf of beneficial owners in the name of a securities depository may make optional cash investments on behalf of such beneficial owners. In such case, the broker, bank or other nominee must use an authorization form for transmitting optional cash investments on behalf of the beneficial owners. An authorization form must be delivered to the plan administrator at the address specified in Question 3 each time that such broker, bank or other nominee transmits optional cash investments on behalf of the beneficial owners. The plan administrator will furnish authorization forms upon request.

   Interested investors that are not currently our stockholders are also eligible to make an initial investment in common stock through an optional cash investment by submitting an authorization form.

   Optional cash investments of $10,000 or less (subject to the minimum investment requirements under the plan) should be received by the plan administrator one business day before the purchase date.

   Optional cash investments greater than $10,000 per month and made pursuant to a request for waiver must be received by the plan administrator as immediately available funds at least one business day before the purchase date in order to purchase shares of common stock on the next following purchase date.

   25. What limitations apply to optional cash investments? For any purchase date, optional cash investments you make if you are already our stockholder are subject to a minimum of $50 and a maximum of $10,000. Optional cash investments made by interested investors who are not then our stockholders are subject to a minimum initial investment of $500 and a maximum of $10,000. Optional cash investments of less than the allowable monthly minimum amount and that portion of any optional cash investment that exceeds the allowable monthly maximum amount will be returned promptly to you without interest, except as noted below.

   Optional cash investments in excess of $10,000 per month may be made only pursuant to a request for waiver accepted by us. If you wish to submit an optional cash investment in excess of $10,000 for any purchase date you must obtain our prior written approval and a copy of such written approval must accompany any such optional cash investment. A request for waiver should be sent to us via facsimile at (504) 471-6291 by 10:00 a.m. Eastern Standard Time on the day that is at least five business days prior to the applicable purchase date. The request for waiver form will be furnished by us or the plan administrator upon request. We have sole discretion to grant any approval for optional cash investments in excess of the allowable maximum amount. In deciding whether to approve a request for waiver, we will consider relevant factors including, but not limited to:

  . whether the plan is then acquiring newly issued shares directly from us or acquiring shares in the open market or in privately negotiated transactions from third parties;

  .   our need for additional funds;

  . the attractiveness of obtaining such additional funds through the sale of common stock as compared to other sources of funds;

  .   the purchase price likely to apply to any sale of common stock;

  .   the participant submitting the request;

  .   the extent and nature of your prior participation in the plan; and

  . the number of shares of common stock you hold of record and the aggregate amount of optional cash investments in excess of $10,000 for which requests for waiver have been submitted by all plan participants.

   If requests for waiver are submitted for any purchase date for an aggregate amount in excess of the amount we are then willing to accept, we may accept such requests by any method that we determine to be appropriate. With regard to optional cash investments made pursuant to a request for waiver, the plan does not provide for a predetermined maximum limit on the amount that a participant may invest or on the number of shares of common stock that may be purchased.

   We reserve the right to modify, suspend or terminate participation in the plan by otherwise eligible registered holders of beneficial owners of common stock for any reason whatsoever including elimination of practices that are not consistent with the purposes of the plan.

   We may establish a minimum price (the "threshold price") applicable to optional cash investments made pursuant to a request for waiver. At least three business days prior to the purchase date, we will determine whether to establish a threshold price, and if a threshold price is established, we will notify you and the plan administrator of that price. We will make this determination in our discretion after a review of current market conditions, the level of participation in the plan, and current and projected capital needs.

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   The establishment of the threshold price applies only to optional cash investments made pursuant to a request for waiver. Setting a threshold price will not affect the setting of a threshold price for any subsequent purchase date. For any particular month, we may waive our right to set a threshold price. Neither the Company nor the plan administrator will be required to provide any written notice to you as to the threshold price for any purchase date. You may, however, ascertain whether a threshold price has been set or waived for any given purchase date by telephoning us at (504) 471-6341.

   26. Will a discount be offered under the plan? Initially, we will offer no discount. We reserve the right, at any time, to offer a discount in our sole discretion. If we elect to do so, we will fix the discount at least ten days before the purchase date. Such a discount may apply to all purchases or may apply to one, some or all of the following: dividend reinvestment purchases, initial cash purchases, or optional cash purchases which do, or do not, exceed the waiver amount of cash purchases. Such discount may be between 0% and 3% of the purchase price and may vary each month and may not apply uniformly to all purchases made pursuant to the plan for that month. The discount will be established at our sole discretion after a review of current market conditions, the level of participation in the plan, and current and projected capital needs. You may obtain the discount, if any, applicable to the next purchase date by telephoning us at (504) 471-6341. Setting a discount for a particular month will not affect the setting of a waiver discount for any subsequent month.

   27. What if I have more than one account? For the purpose of the limitations discussed in Question 25, we may aggregate all optional cash investments for participants with more than one account using the same social security or taxpayer identification number. If you are unable to supply a social security or taxpayer identification number, we may limit your participation to only one plan account.

   Also for the purpose of such limitations, we may aggregate all plan accounts that we believe to be under common control or management or to have common ultimate beneficial ownership. Unless we have determined that reinvestment of dividends and optional cash investment for each such account would be consistent with the purposes of the plan, we have the right to aggregate all such accounts and to return, without interest, within 30 days of receipt, any amounts in excess of the investment limitations applicable to a single account received in respect of all such accounts.

   28. How do I invest via automatic electronic funds transfer? You may enroll in the automatic cash investment program by completing the appropriate section of the authorization form, which is available upon request to the plan administrator at the address set forth in Question 3 above. This form must be accompanied by a voided bank check or deposit slip for the account from which you authorize the plan administrator to draw the funds. Once the form is received and processed (which normally takes approximately two weeks) funds will automatically be deducted each month from the designated account on the 25/th/ day of each month unless such day is a non-business day in which event the funds automatically will be deducted on the business day immediately preceding the 25/th/ and will be invested on the next purchase date. In the event that your electronic funds transfer is not honored for any reason, including but not limited to insufficient funds, the plan administrator reserves the right to sell shares from your plan account to recover the amount owed to the plan administrator plus a $20.00 processing fee. If you are already our stockholder, automated funds transfers may be for as little as $50 per month, but in no case for more than $10,000 per month.

   29. What reports will be sent to me? Unless you participate in the plan through a broker, bank or nominee, you will receive from the plan administrator a detailed statement of your account at least once per quarter. This detailed statement will show the amount of the optional cash payment or dividend, the purchase price per share of common stock, the number of shares of common stock you purchased and the total number of shares held in the plan. You should retain these statements to determine the tax cost basis for shares purchased pursuant to the plan. If you participate in the plan through a broker, bank or nominee, you should contact that party for such a statement. You should discuss specific tax questions regarding your participation in the plan with your own tax advisor. You will also receive annual and other reports to stockholders, proxy statements and income tax information for reporting dividends.

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

   30. How do I request a refund of dividends or optional cash investment? You may request a refund of funds held by the plan administrator by submitting a written request for such a refund to the plan administrator at either address listed in Question 3 at least one business day prior to the applicable purchase date. The request must specify the amount of the refund desired.

   31. Can I transfer all or a part of my shares held in the plan to another person? You may transfer ownership of all or part of your shares held in the plan through gift, private sale or otherwise, by mailing to the plan administrator at either address listed in Question 3 a properly executed stock assignment, along with a letter with specific instructions regarding the transfer and a Form W-9 (Certification of Taxpayer Identification Number) completed by you. Requests for transfer of shares held in the plan are subject to the same requirements as the transfer of common stock certificates. The plan administrator will provide you with the appropriate forms upon request. If any stock certificates bearing a restrictive legend are contained in your plan account, the plan administrator will comply with the provisions of such restrictive legend before effecting a sale or transfer of such restricted shares.

   Book-to-book transfers, which involve transferring shares from an existing participant account in the plan to a new participant account should follow the steps listed below.

  . Call the plan administrator's toll-free telephone number 1-800-524-4458 and request a plan brochure and authorization form. Complete the form providing the full registration name, address and social security number of the new participant to whom shares are being transferred.

  . The completed authorization form should be sent to the plan administrator together with a written request indicating the number of shares (full and fractional) that should be transferred to the new participant. All persons registered as account participants should sign the authorization form, and their signatures should be guaranteed by a bank, broker or financial institution that is a member of the Signature Guarantee Medallion program. You can obtain a Medallion Signature Guarantee at any financial institution (bank, broker, savings and loan, credit union, etc.) that knows you and that is a member of one of the Medallion programs.

  . Unless otherwise directed in the authorization form, the credited (new) account will be enrolled in the plan and all dividends on the transferred shares will be reinvested in additional shares of common stock.

   32. What fees will I be charged to participate in the plan? If you currently participate in our existing Direct Stock Purchase and Dividend Reinvestment plan, there will be no charge or commissions payable as a result of conversion to the plan. If you are not currently a stockholder, you will be charged a one time $10.00 fee to enroll in the plan. You will be charged a transaction fee equal to 5% of the purchase price of any shares bought under the plan. The maximum amount of this transaction fee for share purchases is $3.00. There is a flat $5.00 transaction fee for all shares sold under the plan. You will also not pay any brokerage commissions on newly issued shares that the plan administrator buys directly from us, although you will be charged a $0.10 per share brokerage commission if the plan administrator purchases our shares from parties other than us, either on the open market or through negotiated transactions, as well as all sales of shares under the plan.

   The plan administrator will charge a service charge of $5.00 in the event of termination by you of your participation in the plan. This service charge will be automatically deducted from your plan account. We will pay all other fees and expenses under the plan.


   33. What is the effective date for the plan? The Plan will become effective with respect to purchases made pursuant to initial investments, optional cash investments and through the reinvestment of dividends on or after May 1, 2003.


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                         DESCRIPTION OF CAPITAL STOCK

   The following description is only a summary of certain terms and provisions of our capital stock. You should refer to our Charter and Bylaws for the complete provisions thereof.

General


   The total number of shares of capital stock of all classes that we are authorized to issue is 70,000,000. Currently, the Charter authorizes the issuance of 51,484,000 shares of common stock, par value $.0001 per share, 40,000 shares of Series A Preferred Stock, par value $.0001 per share, 2,476,000 shares of Series B preferred stock, par value $.0001 per share and 16,000,000 shares of Excess Stock, par value $.0001 per share. As of March 7, 2003, 13,089,859 shares of common stock and 336,000 shares of Series B preferred stock were issued and outstanding. Our common stock is currently listed on the New York Stock Exchange under the symbol "SIZ".


   Our Board of Directors is authorized by the Charter, to classify and reclassify any of our unissued shares of capital stock, by, among other alternatives, setting, altering or eliminating the designation, preferences, conversion or other rights, voting powers, qualifications and terms and conditions of redemption of, limitations as to dividends and any other restrictions on, our capital stock. The power of the Board of Directors to classify and reclassify any of the shares of capital stock includes the authority to classify or reclassify such shares into a class or classes of preferred stock or other stock.

   Pursuant to the provisions of the Charter, if a transfer of stock occurs such that any person would own, beneficially or constructively (applying the applicable attribution rules of the Code), more than 9.9% (in value or in number, whichever is more restrictive) of our outstanding equity stock (excluding shares of excess stock), then the amount in excess of the 9.9% limit will automatically be converted into shares of excess stock, any such transfer will be void from the beginning and we will have the right to redeem such stock. These restrictions also apply to any transfer of stock that would result in our being "closely held" within the meaning of Section 856(h) of the Code or otherwise failing to qualify as a REIT for federal income tax purposes. Upon any transfer that results in excess stock, such excess stock shall be held in trust for the exclusive benefit of one or more charitable beneficiaries designated by us. Upon the satisfaction of certain conditions, the person who would have been the record holder of equity stock if the transfer had not resulted in excess stock may designate a beneficiary of an interest in the trust. Upon such transfer of an interest in the trust, the corresponding shares of excess stock in the trust shall be automatically exchanged for an equal number of shares of equity stock of the same class as such stock had been prior to it becoming excess stock and shall be transferred of record to the designated beneficiary. Excess stock has no voting rights, except as required by law, and any vote cast by a purported transferee in respect of shares of excess stock prior to the discovery that shares of equity stock had been converted into excess stock shall be void from the beginning. Excess stock shall be entitled to dividends equal to the dividends declared on any class of equity stock from which the excess stock has been converted, which dividends shall be held in trust for the benefit of the charitable beneficiary. Any dividend paid prior to our discovery that equity stock has been converted to excess stock shall be paid to the trustee of the trust upon demand. In the event of our liquidation, each holder of excess stock shall be entitled to receive that portion of our assets that would have been distributed to the equity stock in respect of which such excess stock was issued. The trustee of the trust holding excess stock shall distribute such assets to the beneficiaries of such trust. These restrictions will not prevent the settlement of a transaction entered into through the facilities of any interdealer quotation system or national securities exchange upon which shares of our capital stock are traded. Notwithstanding the prior sentence, certain transactions may be settled by providing shares of excess stock.

   Our Board of Directors, upon at least 15 days' written notice from a transferee prior to a proposed transfer that would result in the intended transferee "beneficially owning" (after the application of the applicable attribution rules of the Code) equity stock in excess of the 9.9% ownership limit and the satisfaction of such other conditions as the Board of Directors may direct, may in its sole and absolute discretion exempt a person from the ownership limit. Our Board of Directors may in its sole and absolute discretion exempt a person from the limitation on a person "constructively owning" equity stock in excess of the 9.9% ownership limit if (x) such person does not and represents that it will not directly or "constructively own" (after the application of the applicable attribution rules of the Code) more than a 9.9% interest in a tenant of ours; (y) we obtain such representations and undertakings as are reasonably necessary to ascertain this fact; and (z) such person agrees that any violation or attempted violation of such representations, undertakings and agreements will result in such equity stock in excess of the ownership limit being converted into and exchanged for excess stock. Our Board of Directors may from time to time increase or decrease the 9.9% limit, provided that the 9.9% limit may be increased only if five persons could "beneficially own" or "constructively own" (applying the applicable attribution rules of the Code) no more than 50.0% in value of the shares of equity stock then outstanding.

Description of Common Stock

   Distributions. Subject to the preferential rights of any shares of preferred stock currently outstanding or subsequently classified and to the provisions of our Charter regarding restrictions on transfer and ownership of shares of common stock, as a holder of our common stock, you will be entitled to receive distributions, if, as and when declared by our board of directors, out of our assets that we may legally use for distributions to stockholders and to share ratably in our assets that we may legally distribute to our stockholders in the event of our liquidation, dissolution or winding-up after payment of, or adequate provision for, all of our known debts and liabilities. We currently pay regular quarterly distributions on our common stock.

   Relationship to Preferred Stock and Other Shares of Common Stock. Your rights as a holder of shares of common stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock that have been issued and that may be issued in the future. Our Board of Directors may cause preferred stock to be issued to obtain additional capital, in connection with acquisitions, to our officers, directors and employees pursuant to benefit plans or otherwise and for other corporate purposes.

   As a holder of our common stock, you will have no preferences, conversion, sinking fund, redemption rights or preemptive rights to subscribe for any of our securities. Subject to the provisions of our charter regarding restrictions on ownership and transfer, all shares of common stock have equal distribution, liquidation, voting and other rights.

   Voting Rights. Subject to the provisions of our charter regarding restrictions on transfer and ownership of shares of common stock, as a holder of common stock, you will have one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of shares of capital stock, the holders of common stock will possess the exclusive voting power.

   There is no cumulative voting in the election of directors, which means that the holders of a plurality of the outstanding shares of common stock can elect all of the directors then standing for election and the holders of the remaining shares of common stock, if any, will not be able to elect any directors, except as otherwise provided for any series of our preferred stock.

   Stockholder Liability. Under Maryland law applicable to Maryland corporations, you will not be liable as a shareholder for our obligations solely as a result of your status as a stockholder.

   Transfer Agent. The registrar and transfer agent for shares of our common stock is The Bank of New York.

Description of Stockholder Rights Plan

   Our board of directors has adopted a stockholder rights plan. As a result, we issued one right for each outstanding share of common stock. One right will be issued for each additional share of common stock that we issue, including any shares of common stock issued on the conversion of new debentures or old debentures. Each right entitles the holder to purchase one one-thousandth of a share of our Series A preferred stock at an exercise price of $40. The rights become exercisable 10 business days after any party acquires or announces an offer to acquire 15% or more of our common stock or certain similar event. The rights expire on August 27, 2008, unless earlier redeemed. The rights are redeemable at $0.01 per right at any time before 10 business days following the time that any party acquires 15% or more of our common stock, commences a tender offer for 15% or more of our common stock, or our Board of Directors determines that a substantial stockholder's ownership may be adverse to the interests of our other stockholders or our qualification as a REIT. In certain circumstances, the rights will be exercisable for the stock of any entity into which we merge or to which we convey a substantial portion of our assets.

                                USE OF PROCEEDS

   We do not know the number of shares of common stock that will be ultimately purchased pursuant to the plan, or the prices which shares will be purchased. We will use the net proceeds from common stock purchased directly from us under the plan for general corporate purposes, including the acquisition of real estate properties, capital improvements to properties, the reduction of debt and to fund working capital requirements.

                                    EXPERTS

   Our consolidated financial statements and schedules as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

   With respect to the unaudited interim financial information for the periods ended September 30, 2002 and 2001 and June 30, 2002 and 2001, incorporated by reference herein, the independent accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in our quarterly reports on Form 10-Q for the quarters ended September 30, 2002 and June 30, 2002, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the "1933 Act") for their reports on the unaudited interim financial information because those reports are not "reports" or "parts" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the 1933 Act.

                                 LEGAL MATTERS

   The legality of the securities will be passed upon for us by Jaeckle Fleischmann & Mugel, LLP, Buffalo, New York.

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